Exhibit 99.4

FOR IMMEDIATE RELEASE

                                                                  June 27, 2006
                                                          ADVANTEST CORPORATION
                                           (Toshio Maruyama, President and CEO)
                                   (Stock Code Number: 6857, TSE first section)
                                                     (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


            Advantest Issues Stock Option (Stock Acquisition Rights)
                       to Directors and Corporate Auditors

Tokyo -June 27, 2006 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to issue stock options in the form of stock acquisition rights pursuant to Articles 236, 238 and 240 of the Company Law under the terms set forth below.


1.  Reason for issuance of the    The Company issues stock acquisition rights to
    stock acquisition rights as   improve performance and morale of directors
    stock options                 of the Company, and corporate auditors'
                                  awareness of proper auditing at the Company.
                                  In this manner, the Company aims to promote a management style conscious of increasing shareholder value and to attract and retain outstanding personnel.

2.  Date of allocation           July 12, 2006
3.  Number of stock acquisition  1,800
    rights allocated
4.  Issuance price               Issuance price shall be fair value of the
                                 stock options computed pursuant to the Black
                                 Sholes model on the date of allocation as set
                                 forth in 2 above. Issuance price shall be paid
                                 by setting off against the monetary
                                 compensation in the amount equal to such fair
                                 value and to be paid by the Company pursuant to
                                 Article 246, Paragraph 2 of the Company Law.
5.  Class and total number of    180,000 shares of common stock of Advantest
    shares underlying the stock  Corporation (each stock acquisition right
    acquisition rights           shall be exercisable for 100 shares)

6.  Total subscription price     To be determined as of July 12, 2006
    to be paid upon
    exercise of
    each stock acquisition right


7.  The total value of all       To be determined as of July 12, 2006
    shares (newly issued shares
    or treasury shares) issued
    or delivered upon the
    exercise of stock acquisition
    rights
8.  Exercise period of the       Between April 1, 2007 and March 31, 2011
    stock acquisition rights
9.  Conditions for exercise of   (a)  The stock options may not be inherited.
    stock options                (b)  Each stock option may not be exercised in
                                 part.
                                 (c)  When the number of shares deliverable upon
                                 exercise of the stock options includes less
                                 than one unit, the exercising Stock Option
                                 Holder (as defined below) shall be deemed to
                                 have requested the Company to purchase such
                                 shares pursuant to Article 192, Paragraph 1 of
                                 the Company Law. The determination of whether
                                 the number of shares deliverable upon exercise
                                 includes less than one unit shall be made by
                                 taking into account the aggregate number of
                                 shares deliverable upon each exercise of one or
                                 more stock options.
10  The Company's acquisition    The Company shall automatically acquire the
    of the stock acquisition     stock acquisition rights, for no consideration,
    rights                       if:
                                 (a)  the general meeting of shareholders
                                 resolves to approve (if approval by the
                                 shareholders' meeting is not legally required, then the Board of Directors may approve)
                                 (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
                                 (b) a person holding stock acquisition rights
                                 (a "Stock Option Holder") no longer holds the position of a director, corporate auditor, executive officer, employee or any other similar position of the Company or its domestic and overseas subsidiaries, except where the Company deems that it is appropriate to allow him/her to exercise his/her stock options and notifies him/her;
                                 (c)  a Stock Option Holder dies;
                                 (d) a Stock Option Holder submits a prescribed form of the Company to waive all or part of his stock acquisition rights to the Company;

                                 (e)  a Stock Option Holder becomes a director,
                                 corporate auditor, executive officer or
                                 employee of a company that competes with the
                                 Company and the Company notifies the Stock
                                 Option Holder that his/her stock options are
                                 non-exercisable; or
                                 (f) a Stock Option Holder is in violation of
                                 laws and regulations or internal rules and
                                 other regulations of the Company, or breaches
                                 the stock option agreement entered into between
                                 such Stock Option Holder and the Company. The
                                 Company is required to notify the Stock Option
                                 Holder that his/her stock options are
                                 non-exercisable.
                                 The Representative Director may decide in
                                 his/her sole discretion whether exercise by a
                                 Stock Option Holder of the stock options is
                                 reasonable (as in item (b) above) and whether a
                                 Stock Option Holder's options are
                                 non-exercisable (as in item (e) and (f) above).
11.  Restriction on the transfer Approval by the Board of Directors is required
     of the stock acquisition    upon a transfer of the stock acquisition
     rights                      rights, except where the Company is the
                                 transferee with respect to such transfer.
12.  Matters concerning the      (a) The amount of capital increased by the
     amount of capital and the   issue of the shares upon exercise of the stock
     additional paid-in capital  acquisition rights shall be the amount equal
     increased by the issuance   to one-half of the maximum limit of capital
     of shares upon exercise of  increase, as calculated in accordance
     the stock acquisition       with Article 40, Paragraph 1 of the Company
     rights                      Accounting Regulation (kaisha keisan kisoku),
                                 and any fraction less than one (1) yen arising
                                 as a result of such calculation shall be
                                 rounded up to the nearest one (1) yen (to be
                                 determined as of July 12, 2006).
                                 (b) The amount of additional paid-in capital
                                 increased by the issue of the shares upon
                                 exercise of the stock acquisition rights shall
                                 be the amount obtained by subtracting the
                                 capital to be increased, as provided in the
                                 sub-paragraph (a) above, from the maximum
                                 limit of capital increase, as also provided in
                                 the sub-paragraph (a) above.
13.  The number of directors     Directors and corporate auditors of the
     and corporate auditors      Company, totaling 13
     receiving stock
     acquisition rights


For Reference


(1)   The date of the meeting    May 26, 2006
      of the Board of Directors
      setting the date for the
      annual
      general meeting
      of shareholders

(2)   Date of the resolution      June 27, 2006
      made pursuant to the annual
      general meeting of
      shareholders